SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2002

OR

☐ Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 33-89584

NEWS AMERICA SAVINGS PLAN

1211 Avenue of the Americas

New York, New York 10036

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

THE NEWS CORPORATION LIMITED

2 Holt Street

Sydney, NSW

Australia

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA SAVINGS PLAN

By:	/S/ THEODORE EXARHAKOS
Theodore Exarhakos
Vice President, Benefits, News America Incorporated

Date:  June 30, 2003

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

News America Savings Plan

December 31, 2002 and 2001

with Report of Independent Auditors

News America Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

Report of Independent Auditors

Plan Administrator

News America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the News America Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

New York, New York

June 24, 2003

News America Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments, at fair value	$138,989,615	$12,584,387
Participant loans	2,751,949	2,975,922
Cash	—	139,751,499

Receivables:
Participant contributions	—	438,249
Employer contributions	—	248,962

Total receivables	—	687,211

Total assets	141,741,564	155,999,019

Liabilities
Excess contributions due to participants	41,632	180,580

Total liabilities	41,632	180,580

Net assets available for benefits	$141,699,932	$155,818,439

The accompanying notes are an integral part of these financial statements.

News America Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Investment income:
Dividends and interest	$2,630,680	$5,216,514

Total investment income	2,630,680	5,216,514

Contributions:
Participants	14,434,619	14,382,898
Employer	4,637,503	4,470,757

Total contributions	19,072,122	18,853,655

Asset transfers, net	—	3,697,366

Total additions	21,702,802	27,767,535

Deductions
Net realized and unrealized depreciation in fair value of investments	23,837,003	16,867,785
Benefits paid to participants	11,956,314	16,107,355
Other deductions	27,992	28,871

Total deductions	35,821,309	33,004,011

Net decrease	(14,118,507)	(5,236,476)

Net assets available for benefits:
Beginning of year	155,818,439	161,054,915

End of year	$141,699,932	$155,818,439

The accompanying notes are an integral part of these financial statements.

News America Savings Plan

Notes to Financial Statements

December 31, 2002

1.    Description of Plan

General

The News America Savings Plan (“Plan”) is a defined contribution plan sponsored by News America Incorporated (“Company”) a wholly-owned subsidiary of The News Corporation Limited (“News Corporation”).

The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Plan document.

Established in 1986, the Plan covers substantially all nonunion employees of the Company and its affiliates. The Plan meets the requirements of Internal Revenue Code Section 401(k) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code of 1986, as amended.

Assets Held in Trust

Through December 31, 2001, all Plan assets were held in trust with The Vanguard Fiduciary Trust and UBS PaineWebber Incorporated (“Paine Webber”). As of December 31, 2001, the Plan changed trustees from the Vanguard Fiduciary Trust to Fidelity Management Trust Company (“Fidelity”). In accordance with the change, the Plan’s investments in The News Corporation Limited’s Ordinary Stock Fund and Preferred Stock Fund were transferred to Fidelity on December 31, 2001. The remaining assets held by Vanguard were liquidated prior to year-end and cash amounting to $139,751,499 was transferred to Fidelity on January 2, 2002. Paine Webber continues to serve as the Plan’s trustee for the investment vehicle that allows investment in participant-elected securities. Among other duties, Fidelity and Paine Webber (collectively referred to as “Trustees”) are responsible for the custody, record keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustees as designated by the Plan participants.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

The investment options available to the participants for the year ended December 31, 2002 and their related investment objectives were as follows:

Scudder International Fund—Invests in primarily common stocks of established companies outside the United States and will normally invest in at least three different countries at all times. It seeks to increase the value of investments over the long term through capital growth.

PIMCO Total Return Admin Fund—Invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. It seeks to provide high total returns that exceeds general bond market indices.

Morgan Stanley Institutional Mid Cap Growth Adviser—Invests primarily in common stocks of small-to-medium-sized companies with market caps between $500 million and $3 billion that are growing rapidly and are expected to continue to grow and perform well. It seeks to increase the value of investments over the long term through price appreciation of mid-sized growth companies.

Morgan Stanley Institutional Fund, Inc. Small Company Growth Portfolio—Class B—Invests primarily in common stocks of small-to-medium-sized domestic (US) corporations and, to a limited extent, foreign (non-US) corporations. It seeks to increase the value of investments over the long term through price appreciation of small-and medium-sized companies.

Fidelity Equity-Income Fund—Normally invests at least 65% of total assets in income-producing equity securities, which tend to lead to investments in large cap “value” stocks. It seeks to provide a yield that exceeds the composite yield of the S&P 500.

Fidelity Growth Company Fund—Invests primarily in common stocks that are believed to have above-average growth potential. The fund may invest in securities of domestic and foreign issuers. It seeks to provide capital appreciation.

Fidelity Retirement Money Market Fund—Invests in U.S. dollar denominated money market securities and repurchase agreements for those securities. It seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Fidelity Spartan U.S. Equity Index Fund—Invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. It seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States.

Oakmark Select—Invests primarily in common stocks of US companies. The fund is non-diversified which means that it is not limited to a percentage of assets that it may invest in any one issuers. It seeks to increase the value of investments over the long term through capital growth.

Janus Advisor Worldwide Fund—Invests primarily in common stocks of foreign and domestic companies with flexibility to invest on a worldwide basis. It seeks to increase the value of investments over the long term through capital growth.

Fidelity Freedom Income Fund—Invests in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 20% stock, 40% bonds and 40% money market which will gradually become more conservative over time). It seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund—The Fidelity Freedom Funds invest in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 26% stock, 42% bonds and 32% money market which will gradually become more conservative over time). It seeks to provide high total returns for those planning to retire around 2000.

Fidelity Freedom 2010 Fund—The Fidelity Freedom Funds invest in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 47% stock, 44% bonds and 9% money market which will gradually become more conservative over time). It seeks to provide high total returns for those planning to retire around 2010.

News America Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Fidelity Freedom 2020 Fund—The Fidelity Freedom Funds invest in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 71% stock, 29% bonds and 0% money market which will gradually become more conservative over time). It seeks to provide high total returns for those planning to retire around 2020.

Fidelity Freedom 2030 Fund—The Fidelity Freedom Funds invest in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 83% stock, 17% bonds and 0% money market which will gradually become more conservative over time). It seeks to provide high total returns for those planning to retire around 2030.

Fidelity Freedom 2040 Fund—The Fidelity Freedom Funds invest in other Fidelity mutual funds to provide moderate asset allocation consisting of underlying Fidelity stock, bond, and money market mutual funds (approximately 90% stock, 10% bonds and 32% money market which will gradually become more conservative over time). It seeks to provide high total returns for those planning to retire around 2040.

The News Corporation Limited’s Ordinary Stock Fund—This fund invests in News Corporation’s ordinary stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

The News Corporation Limited’s Preferred Stock Fund—This fund invests in News Corporation’s preferred stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

Fidelity BrokerageLink—A self-directed investment vehicle through Fidelity that allows investment in participant-selected securities provided the participant has a beginning balance of greater than $5,000.

PaineWebber—A self-directed investment vehicle that allows investment in participant-selected securities provided the participant has a beginning balance of greater than $5,000.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Participants should refer to the prospectus issued for these funds for more complete descriptions of their investment policies and the related risks.

The investment options available to the participants for the year ended December 31, 2001 and their related investment objectives were as follows:

Vanguard Retirement Savings Trust—A collective investment trust that seeks to provide high level of income and a stable share value of $1. It invests primarily in investment contracts issued by insurance companies and commercial banks, providing a guaranteed rate of interest and protection of principal for a fixed period using various investment contracts. It also invests in alternative contracts that are backed by high-quality bonds and bond mutual funds owned by the trust.

Vanguard Prime Money Market Fund—A money market fund that seeks to provide a high level of income and a stable share price of $1 by investing in short-term, high quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. Government and federal agencies.

Vanguard Total Bond Market Index Fund—A bond fund that seeks to match the total return of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire U.S. taxable bond market.

Vanguard U.S. Growth Fund—An equity fund that seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential.

Vanguard Windsor II Fund—An equity fund that seeks long-term capital appreciation and dividend income by investing primarily in common stocks.

Vanguard Wellington Fund—A diversified trust fund that seeks to provide income and long-term growth of capital, without undue risk to capital, by investing in both stocks and bonds.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Vanguard 500 Index Fund—An equity fund that attempts to provide investment results that correspond to the price and yield performance of publicly traded stocks, in the aggregate, as represented by the Standard & Poor’s 500 Composite Stock Price Index.

Vanguard International Growth Fund—An equity fund that seeks long-term capital by investing in common stocks of companies based outside of the United States.

Vanguard Extended Market Index Fund—An equity fund that seeks to provide long-term growth of capital by attempting to match the performance of the Wilshire 4500 Equity Index, which is comprised of mid- and small-capitalization companies.

Vanguard Life Strategy Income Fund—A mutual fund that seeks a conservative to moderately high level of income by investment in four Vanguard funds.

Vanguard Life Strategy Conservative Growth Fund—A mutual fund that seeks a high level of income and moderate long-term growth of capital and income by investing in five Vanguard funds.

Vanguard Life Strategy Moderate Growth Fund— A mutual fund that seeks a reasonable level of income and long-term growth of capital and income by investing in four Vanguard funds.

Vanguard Life Strategy Growth Fund—A mutual fund that seeks moderate to aggressive long-term growth of capital and income by investing in four Vanguard funds.

The News Corporation Limited’s Ordinary Stock Fund—This fund invests in News Corporation’s ordinary stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

The News Corporation Limited’s Preferred Stock Fund—This fund invests in News Corporation’s preferred stock to provide the possibility of long-term growth through increases in the value of the stock and dividend reinvestment.

PaineWebber—A self-directed investment vehicle that allows investment in participant selected securities provided the participant has a beginning balance of greater than $5,000. This investment option was closed to new participants effective December 31, 2001. Participants electing to self-direct their investments after that date are required to use the Fidelity BrokerageLink option. Participants should refer to the prospectus issued for these funds for more complete descriptions of their investment policies and the related risks.

Eligibility

All employees age 21 or older are eligible for Plan participation on the first of the month following 30 days of full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period.

Contributions and Vesting

Plan participants are entitled to contribute, subject to certain Internal Revenue Service regulations, from 1% to a maximum of 20% (15% in 2001) of their pre-tax compensation, as defined, and up to 10% of their after-tax compensation, as defined, not to exceed a combined deferral percentage of 27% (22% in 2001). Participants’ voluntary contributions of up to 6% of their compensation are matched at 50% by the Company. Starting in 2002, the Plan also offers Catch-Up contributions for those eligible in percentage increments from 1% to a maximum of 20% up to the IRS maximum.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Matching contributions in participants’ accounts vest at the rate of 20% for each year of service up to five years, except for those participants who formerly participated in the Consumer Card Marketing Inc. 401(k) Profit Sharing Plan and Trust as of December 31, 2000. Such participants become vested in employer matching contributions over three years. Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2002 and 2001 were approximately $472,680 and $666,000, respectively. The Company used approximately $448,165 to offset 2002 employer contributions.

Participant Accounts

A separate account is maintained by the Trustees for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount generally not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2002, interest rates ranged from 5.75% to 6.00%. Participants are required to pay off outstanding loan balances when they leave the Company or the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

News America Savings Plan

Notes to Financial Statements (continued)

1.    Description of Plan (continued)

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan agreement. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

Expenses

The majority of expenses incurred by the Plan are paid by the Company.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting period. Investments in stock funds are valued at the year-end unit closing price, comprised of the year-end market price plus uninvested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

News America Savings Plan

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies (continued)

Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Purchases and sales are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.    Investments

As further described in Note 1, the Plan’s investments were liquidated prior to the year-end of 2001 to facilitate the investment transfer to Fidelity Investments. Investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

	12/31/2002	12/31/2001
Fidelity Growth Company	$9,980,977	—
PIMCO Total Return Admin	11,005,522	—
Fidelity Equity-Income	13,325,060	—
Fidelity Freedom Fund 2010	22,123,307	—
Fidelity Spartan US Equity Index	28,530,154	—
Fidelity Retirement Money Market	28,553,566	—

As of December 31, 2001, there were no individual investments greater than 5% of the Plan’s net assets available for benefits.

News America Savings Plan

Notes to Financial Statements (continued)

3.    Investments (continued)

During 2002, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated as follows:

Paine Webber Self Direct Accounts	$(902,186)
BrokerageLink	(31,779)
Pimco Total Return	173,466
MSIFT Midcap Growth	(1,321,717)
MSI SM Co Growth B	(89,236)
Oakmark Select I	(511,450)
Janus Adv Worldwide I	(36,237)
Scudder International Fund S	(898,804)
The News Corporation Limited’s Ordinary Stock Fund	(562,080)
The News Corporation Limited’s Preferred Stock Fund	(609,937)
Fidelity Equity Inc.	(3,054,661)
Fidelity Growth Co	(4,729,004)
Fidelity Freedom Income	(4,761)
Fidelity Freedom 2000	(20,154)
Fidelity Freedom 2010	(2,283,939)
Fidelity Freedom 2020	(175,870)
Fidelity Freedom 2030	(102,752)
Fidelity Retirement Money Market	(219)
Fidelity Spartan US Equity Index	(8,659,796)
Fidelity Freedom 2040	(15,887)

$(23,837,003)

4.    Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

News America Savings Plan

Notes to Financial Statements (continued)

5.    Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustees and its investments in the Plan Sponsor’s ordinary and preferred stock funds as well as its investments in the common stock of various subsidiaries of the Plan Sponsor, are considered to be party-in-interest transactions.

6.    Change in Participating Employers

Effective December 31, 2001, Maximum Golf ceased being a participating employer in the Plan.

Effective April 14, 2002, Rawkus Entertainment, LLC, ceased being a participating employer in the Plan.

Effective June 30, 2002, News Digital Media ceased being a participating employer in the Plan.

Effective August 31, 2002, the News Group/Times Newspaper ceased being a participating employer in the Plan.

7.    Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2002 and 2001 per the financial statements to Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$141,699,932	$155,818,439
Amounts allocated to withdrawn participants	(2,235)	(84,958)

Net assets available for benefits per the Form 5500	$141,697,697	$155,733,481

News America Savings Plan

Notes to Financial Statements (continued)

7.    Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants for the year ended December 31, 2002 per the financial statements to Form 5500:

Benefits paid to participants per the financial statements	$11,956,314
Add amounts allocated to withdrawn participants at end of year	2,235
Less amounts allocated to withdrawn participants at beginning of year	(84,958)

Benefits paid to participants per the Form 5500	$11,873,591

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

8.    Plan Merger

During 2001, the News America Savings Plan II and certain other plans were merged into the Plan. Such amounts are reported as part of asset transfers, net in the accompanying statement of changes in net assets available for benefits.

Supplemental Schedule

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

Fidelity held assets
*BrokerageLink		$133,929
*Fidelity Freedom 2000	50,944.35	560,897
*Fidelity Freedom 2010	1,933,855.55	22,123,307
*Fidelity Freedom 2020	117,316.21	1,248,244
*Fidelity Freedom 2030	49,674.16	508,663
*Fidelity Freedom 2040	18,570.74	108,825
*Fidelity Freedom Income	22,136.71	234,649
*Fidelity Equity Inc	335,897.66	13,325,060
*Fidelity Growth Co	281,789.30	9,980,977
*Fidelity Retire Mmkt	28,553,565.45	28,553,566
Janus Adv Worldwide	8,123.56	175,550
MSI Sm Co Growth B	61,773.32	448,474
MSIFT MidCap Gth Adv	260,085.18	3,084,610
*News Corporation Limited’s Ordinary Stock Fund	378,714.69	3,163,176
*News Corporation Limited’s Preferred Stock Fund	451,829.14	3,926,124
Oakmark Select I	164,054.56	3,907,780
Pimco Tot Return Adm	1,031,445.37	11,005,522
Scudder Intl Fund S	144,851.67	4,397,697
*Fidelity Spartan Us Eq Index	915,895.79	28,530,154

Fidelity Held Total		$135,417,204

PaineWebber Held Assets
3M Co	60	7,398
Abn Amro Hldg	185	2,993
Aflac Inc	85	2,560
Agere Systems Inc Class A	15	22
Agere Systems Inc New Class B	386	540
Akzo Nobel Nv	70	2,232
Alcatel Alsthom Compagnie	455	2,020
Alliance AFD Money Market	2.84	3
Alliance Growth & Income Fd Inc-B	36,710.95	93,980
Alliance Growth Fund-C	10.93	168
Alliance Growth-B	5,779.38	14,795
Alliance New Europe Fund Inv-B	2080.84	21,100

EIN: #13-3249610

Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets—(continued)

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

PaineWebber Held Assets (continued)
Alstom S.A. Spon ADR	265	1,344
Amer Intl Group Inc	194	11,223
America Movil S.A De C.V	110	1,580
Amgen Inc	175	8,460
AOL Time Warner	3,450.00	45,195
AT&T Corp	478	12,481
AT&T Wireless Services Inc	768	4,339
Aura Systems Inc.	67,000.00	3,953
Automatic Data Processing	190	7,458
Avaya Inc	121	296
Axa ADR	175	2,354
Bae Systems Plc Spon	180	1,437
Banco Bilbao Vizcaya	475	4,612
BASF AG Spon ADR	95	3,631
Bayer AG Spon ADR	125	2,706
Bayerische Hypotheken Und Spon ADR	170	2,640
Bed Bath & Beyond Inc	100	3,453
Bellsouth Corp	500	12,935
Berkshire Hathaway Inc-B	10	24,230
Boots Co Plc ADR	180	3,396
Brinson Strategy Fund-C	43,833.76	56,197
British Amer Tobacco Plc	155	3,054
Brocade Commun. Systems Inc.	465	1,925
BT Group Plc Spon	56	1,754
Cardinal Health Inc	180	10,654
Cash		828
Cemex S A Spon ADR	60	1,291
Centrais Eletricas Bras Sa	555	1,850
Charter Communications Class-A	2,750.00	3,245
Cisco Sys Inc	1,320.00	17,292
Citigroup Inc	690	24,281
Coca Cola Co	75	3,288
Colgate Palmolive Co	185	9,700
Comcast Corp	773	18,220

EIN: #13-3249610

Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets—(continued)

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

PaineWebber Held Assets (continued)
CompanHia De Bebidas Das Amers	290	4,512
Compania Anonima Nacional Telefonos De Venezuela	110	1,386
Contl AG Spons ADR	90	1,384
Corus Group Plc	205	855
DBS Group Hldgs Ltd	128	3,247
Dell Computer Corp	155	4,145
Deutsche Telekom	105	1,334
Eaton Vance Worldwide Health Sciences Fund-B	1,639.01	13,522
Electricidade De Portugal S.A	140	2,352
Fannie Mae	125	8,041
First Data Corp	115	4,072
*Fox Entertainment Group Inc.-A	2,000.00	51,860
Ft Templeton Growth-A	680.298	10,837
Gemstar Tv Guide Intl Inc	4,000.00	13,000
Genl Electric Co	5,470.00	133,194
Glaxo Smithkline Plc ADR	70	2,622
GMAC Smartnote Clble		14,316
Hitachi Ltd ADR New Japan	105	3,911
HSBC Holdings Plc New Gb	105	5,773
IBM	90	6,975
Ing Groep N V Nl Spon ADR	235	3,957
Integrated Medical Res Inc.	1,000.00	0
Intel Corp	4,000.00	62,280
Invesys: Plc Spon	590	1,002
Iridium World Communications	100	11
Jardine Strategic Hldgs ADR	980	4,998
John Hancock Technology-B	1,392.32	3,188
Johnson & Johnson	175	9,399
Komatsu Ltd Spon ADR	165	2,152
Koninklijke Ahold Nv New Spon ADR	180	2,291
Korea Electric Power	305	2,592
Kt Corp Spon ADR	125	2,694
Lowes Companies Inc	140	5,250
Lucent Technologies	1,460.00	1,840

EIN: #13-3249610

Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets—(continued)

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

PaineWebber Held Assets (continued)
Lukoil Oil Co Spon ADR	50	3,072
Marks & Spencer Spon ADR	113	3,438
Marsh & Mclennan Cos Inc	115	5,314
Matsushita Elec Ind ADR Japan	385	3,696
MBNA Corp	397	7,551
Medtronic Inc	265	12,084
Merck & Co	422	23,889
Merrill Lynch Global Nts		66,190
Metricom Inc	100	0
Metrocall Inc	100	0
MFS Emerging Growth Fund-A	35.285	583
MFS Emerging Growth Fund-B	575.143	11,624
MFS Value Fund-B	1,426.73	23,484
Microsoft	200	10,340
Millea Holdings Inc ADR	90	3,168
Mitsubishi Tokyo Financial	440	2,354
MM02 Plc ADR	56	400
Munder Netnet Fund-B	294.334	2,837
Munder Netnet Fund-C	90.172	869
*News Corp Ltd	97	2,546
*News Corp Ltd ADR New Austr.	1,400.00	36,750
*News Corp Ltd Spons ADR	10,895.00	246,772
Nippon Teleg & Tel Corp	180	3,179
Nokia Corp Spons ADR Finland	230	3,565
Nortel Ntwks Corp New (Holding Co)	2,130.00	3,429
Oracle corp	220	2,376
Pace Global Fixed Income Inv-P	1,834.44	21,133
Pace Gov’t Fixed Income Inv-P	2,378.23	31,036
Pace inter. Fixed income inv-p	1,110.59	12,794
Pace Intl Emerging Mkts Equity Inv-P	2,526.64	18,470
Pace Intl Equity Inv-P	7,218.89	66,775
Pace Lg Co Growth Equity Inv-P	12,318.86	135,384
Pace Lg Co Value Equity Inv-P	8,085.85	111,746
Pace Money Mkt Inv-P	8,235.86	8,236

EIN: #13-3249610

Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets—(continued)

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

PaineWebber Held Assets (continued)
Pace Sm/Med Co Growth Equity Inv-P	6,396.60	70,618
Pace Sm/Med Co Value Equity Inv-P	3,931.69	54,926
Pace Strategic Fixed Income Inv-P	3,837.17	52,416
Pepsico Inc	205	8,655
Petroleo Brasileiro	265	3,551
Pfizer Inc	405	12,381
Pimco Pea Renassance Fund Class-B	556.271	7,732
Portugal Telecom SGPS	357	2,438
Procter & Gamble Co	60	5,156
PW Pace Large Comp Value Equity	146.46	2,027
REPSOL YPF S.A SPON	670	8,764
Reuters Group Plc Spon ADR	195	3,354
RJ Reynolds Tobacco Holdings	200	8,422
RMA Money Mkt. Portfolio	1,060,954.86	1,060,955
Rolls Royce	390	3,359
Sansom St Mny Mkt Prtfl	3.71	4
SLM Corp Vtg	48	4,985
State Street Corp	125	4,875
Sumitomo Mitsui Banking Corp	550	1,724
Swire Pac Ltd	830	3,171
Swisscom AG	160	4,562
Sysco Corp	225	6,703
Target Corp	90	2,700
TDK Corp ADR Japan	105	4,121
Telebras Telecomun.	55	1,026
Telecom Argentina Stet France	150	338
Telecom Corp New Zealand Ltd	185	3,537
Telecom Italia Spa Repstg	68	5,167
Telefonica SA	139	3,693
Telefonos De Mexico	110	3,518
Texas Instruments	250	3,753
Travelers Property Casualty Class A	22	322
Travelers Property Casualty Class B	46	674
UBS Cash Reserves Fd	16,054.76	16,055

EIN: #13-3249610

Plan: #002

News America Savings Plan

Schedule H, Line 4(i)—Schedule of Assets—(continued)

(Held at End of Year)

December 31, 2002

Identity of Issue	Units	Current Value

PaineWebber Held Assets (continued)
UBS PW Money Fund	2,268.40	2,268
UBS PW Ret Money Fund	76,034.53	79,205
UBS Strategy Fund	27,724.66	115,612
United Parcel Service		25,480
United Parcel Service Inc Cl B	60	3,785
United Health Group Inc	60	5,010
US Treasury Bill		49,761
Verizon Communications	400	15,500
Wal Mart Stores Inc	2,790.00	140,923
Walgreen Co	270	7,881
Walt Disney Co	615	10,030
Wells Fargo & Co	120	5,624
Worldcom Inc Ga New Mci Group	20	4
Worldcom Inc.—Worldcom Group	500	69
Zurich Financial Svcs	256	2,388

PaineWebber Held Total		$3,572,411

Total Investments		$138,989,615

Participant Loans (interest rate from 5.75% to 6.0%)		$2,751,949

* Party-in-interest

EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP

99.1	Certification by K. Rupert Murdoch, Chairman of the Board and Chief Executive of The News Corporation Limited

99.2	Certification by David F. DeVoe, Senior Executive Vice President and Chief Financial Officer of The News Corporation Limited